Exhibit 99.1

Oriental Rise Holding Limited Announces Full Exercise of Underwriter’s Over-Allotment Option

Ningde, China, October 23, 2024 -- Oriental Rise Holding Limited (“Oriental Rise” or the “Company”) (NasdaqCM: ORIS), an integrated supplier of tea products in mainland China, today announced US Tiger Securities, Inc. (“US Tiger”), who acted as the underwriter and sole book-runner of the Company’s underwritten initial public offering (“IPO”), has exercised the full over-allotment option and purchased an additional 262,500 ordinary shares of the Company at the IPO price of $4.00 per share. As a result, the Company has raised $8.05 million in gross proceeds, before underwriting discounts and other related expenses, through the issuance of a total of 2,012,500 ordinary shares in the IPO.

US Tiger acted as sole book runner for the Offering. The Crone Law Group served as counsel to the Company. VCL Law LLP served as counsel to the underwriter.

A registration statement on Form F-1, as amended (File No. 333-274976) relating to the Offering was previously filed with the Securities and Exchange Commission (“SEC”) by the Company, and subsequently declared effective by the SEC on September 30, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. A final prospectus relating to the Offering was filed with the SEC on October 17, 2024 and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Oriental Rise Holding Limited

Oriental Rise Holding Limited is an integrated supplier of tea products in mainland China. Our major tea products include (i) primarily-processed tea consisting of white tea and black tea, and (ii) refined white tea and black tea. Our business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of tea products to tea business operators (such as wholesale distributors) and end-user retail customers in mainland China. We operate tea gardens located in Zherong County, Ningde City in Fujian Province of mainland China. For more information, visit the Company’s website at https://ir.mdhtea.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com